UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

InfraREIT, Inc.

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

45685L 100

(CUSIP Number)

February 4, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed.

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45685L 100

1	Names of reporting persons Teachers Insurance and Annuity Association of America
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐ N/A
3	SEC use only
4	Citizenship or place of organization New York
Number of shares beneficially owned by each reporting person with:	5	Sole voting power 6,280,245
	6	Shared voting power 0
	7	Sole dispositive power 6,280,245
	8	Shared dispositive power 0
9	Aggregate amount beneficially owned by each reporting person 6,280,245 shares of Common Stock
10	Check box if the aggregate amount in Row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in Row (9) 13.7%
12	Type of reporting person IC – Insurance Company

Item 1.

(a)	Name of Issuer

InfraREIT, Inc.

(b)	Address of Issuer’s Principal Executive Offices

1807 Ross Avenue, 4th Floor, Dallas, Texas 75201

Item 2.

(a)	Name of Persons Filing

Teachers Insurance and Annuity Association of America

(b)	Address of Principal Business Office or, if none, Residence

730 Third Avenue, 4th Floor, New York, NY 10017

(c)	Citizenship

Teachers Insurance and Annuity Association of America (the “Reporting Person”) is organized and exists under the laws of New York

(d)	Title of Class of Securities

common stock, $0.01 par value per share (“Common Stock”)

(e)	CUSIP Number

45685L 100

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership

Set forth below is information regarding the aggregate number and percentage of shares of Common Stock of the Issuer that are owned by the Reporting Person as of the date hereof. All percentages reported in this statement on Schedule 13G have been calculated based on 45,894,778 shares of Common Stock issued and outstanding as of February 4, 2015 (including shares of Class A Common Stock and shares of Class C Common Stock of the Issuer that will automatically convert, on a one-for-one basis, into shares of Common Stock on March 9, 2015), which amount was provided by the Issuer.

(a)	Amount beneficially owned: 6,280,245 shares

(b)	Percent of class: 13.7%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:	6,280,245

(ii)	Shared power to vote or to direct the vote:	0

(iii)	Sole power to dispose or to direct the disposition of:	6,280,245

(iv)	Shared power to dispose or to direct the disposition of:	0

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable

4

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

5

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 17, 2015	Teachers Insurance and Annuity Association of America

	By:	/s/ Benjamin D. Nelson
	Name:	Benjamin D. Nelson
	Title:	Attorney-In-Fact